CONSENT OF QUALIFIED PERSON

I, Americo Delgado, consent to the public filing by Pan American Silver Corp. of the technical report titled “Amended NI 43-101 Technical Report for the La Colorada Property, Zacatecas, Mexico” with an effective date of December 18, 2023.

Dated March 22, 2024.

/s/ Americo Delgado
Americo Delgado, P.Eng.